KLABIN S.A.
Public company - CNPJ/MF no. 89.637.490/0001-45
NIRE n° 35300188349

NOTICE OF CALL
ORDINARY GENERAL MEETING

In accordance with the applicable law and with the By Law of the Company, the Shareholders of Klabin S.A. are summoned to participate at the Ordinary General Shareholders Meeting that, at first call, will be take place at company's headquarters at Rua Formosa, 367 - 7th floor, in São Paulo, SP, **on March 20, 2005, 2:30 p.m**, on the following agenda:

a) To analyze and approve the Report of the Management, to discuss and vote the Report of the Administration, the Financial Statements, and the opinion of the Fiscal Council and the Independent Auditors, with respect to the fiscal year ended in 12/31/2005, as well as the considerations of the Council of Administration;
b) To approve the destination of the allocated amount and distribution of dividend.
c) To elect the members of the Council of Administration;
d) To re-ratify and to define the remuneration of the Administrators;
e) To elect the members of the Fiscal Council and to define the respective remuneration;
f) Other subjects of social interest.

Participants at the Meeting had to be qualified: a) the owner of nominal shares, by means of exhibition of an appropriate identity document and registration of their respective name in the proper book, up to three days before the date of the General Shareholders Meeting; b) the shareholders in legal powered of attorneys constituted with less than one year and other legal representatives, by means of confirmation of the legitimacy of the exercised representation.

Consonant CVM Instruction no. 165/91, modified by CVM Instruction no. 282/98, 5% is the minimum percentage of participation in the capital necessary to the requisition of the adoption of the multiple vote, in the election of the Board of Directors.

São Paulo, March 02, 2006.
Council of Administration
Daniel Miguel Klabin - President
Ronald Seckelmann – Director of Market Relations